October 22, 2015

Marianne Dobelbower

Examiner

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisers Preferred Trust, File Nos. 333-184169, 811-22756

Dear Ms. Dobelbower:

On August 14, 2015, Advisers Preferred Trust (the "Registrant"), on behalf of its series the Quantified Self-Adjusting Trend Following Fund (the "Fund"), filed Post-Effective Amendment Number 47 to its Registration Statement under the Securities Act of 1933 on Form N-1A. On September 28, 2015, you provided oral comments to the Registration Statement. Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity. A marked version of relevant portions of the prospectus is attached to aid in the review of the Registrant's revisions.

GENERAL

Comment 1.

Please consider renaming the Fund as "self-adjusting" suggests the Fund is managed without human intervention.

Response.

Based upon subsequent discussion with the SEC staff regarding this comment and acceptable alternative names, the Registrant has changed the Fund name to Quantified STF Fund.

PROSPECTUS- Summary Portion

Comment 2.

With respect to the fee table, please confirm the Fund’s 12b-1 fees are within the limits imposed by FINRA on member-sold funds and the estimate of acquired fund fees and expenses is correct.

Response.

The Registrant confirms the 12b-1 fees are within the limits imposed by FINRA and that the estimate of acquired fund fees and expenses is based upon a good faith estimate that the Registrant believes to be correct.

Comment 3.

Under the section entitled Principal Investment Strategies, please clarify: (i) that the STF Strategy is a single strategy with four risk levels and differing asset allocation outcomes, (ii) that equity positions may be long or short, (iii) the functioning of the quantified price-based rule set, (iv) the frequency of asset allocation rebalancing, (v) how the rule set dictates asset allocation, and (vi) if leveraged instruments may be used in asset allocation outcomes 1, 2, or 4. Additionally, define "no obvious" market trend, "regular up" trend, "strong up" trend and "down market" trend.

Response.

The Registrant has revised disclosures to clarify (i) that the STF Strategy is a single strategy with four asset allocation outcomes, (ii) that equity positions may be long or short, (iii) the functioning of the quantified price-based rule set. However, because the frequency of asset allocation rebalancing is dependent on market trends, the Registrant believes no forecast of a specific rebalancing frequency can be provided without the potential for misleading prospective shareholders. The Registrant has revised disclosures to clarify how the rule set dictates asset allocation and to note leveraged instruments may be used in asset allocation outcomes 2, 3 and 4. The Registrant has revised disclosures related to trends to note the trend condition measures are part of the proprietary measures of the subadviser. The Registrant does not believe it can further define trend measures without jeopardizing the proprietary value of the subadviser's model.

Comment 4.

Under the subsections entitled Short to Medium-Term Fixed Income Strategy and Fixed Income/Equity Strategy under the section entitled Principal Investment Strategies, please (i) remove references to "including but not limited to" or similar language and (ii) clarify to which of the four asset allocation outcomes these two strategies apply.

Response.

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The Registrant has removed references to "including but not limited to" and identified which of the four asset allocation outcomes these two strategies apply.

Comment 5.

Under the section entitled Principal Investment Strategies, please revise derivative related disclosures, as needed, to assure conformity with the principles outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response.

The Registrant has revised derivative related disclosures, to provide greater specificity as to each instruments use, to assure conformity with the principles of the Miller letter.

Comment 6.

Under the section entitled Principal Investment Risks, please remove references to "risks not traditionally associated with other mutual funds" or identify such risks.

Response.

The Registrant have removed references to risks not traditionally associated with other mutual funds.

Comment 7.

Under the subsection entitled Active and Frequent Trading Risk of the section entitled Principal Investment Risks, please specify the frequency of trading and, as relevant, disclose the risk that leveraged ETFs, if held for more than a day, will underperform expectations.

Response.

The Registrant has amended disclosures to identify the risk that leveraged ETFs, if held for more than a day, will underperform expectations. The Registrant has included this additional disclosure under the subsection entitled Risks of Investing in Other Investment Companies as it believes this will provide the reader with the most useful frame of reference.

Comment 8.

Under the subsection entitled Aggressive Investment Techniques Risk of the section entitled Principal Investment Risks, please specify all the instruments that will be used as part of the aggressive investment techniques.

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Response.

The Registrant has amended disclosures to identify instruments that will be used as part of the aggressive investment techniques.

Comment 9.

Under the subsection entitled Holding Cash Risk of the section entitled Principal Investment Risks, please consider deleting the second sentence as it speaks to investment generally rather than cash.

Response.

The Registrant has removed the second sentence.

Comment 10.

Under the subsection entitled Leverage Risk of the section entitled Principal Investment Risks, please specify the frequency of index or security measurement if in addition to daily or revise accordingly.

Response.

The Registrant has reviewed the disclosure and does not believe it can further clarify the disclosure and therefore believes related disclosures should remain as is.

Comment 11.

Under the subsection entitled Limited History of Operations Risk of the section entitled Principal Investment Risks, please change "limited" to "no" history.

Response.

The Registrant has change "limited" to "no" history.

Comment 12.

Under the subsection entitled Lower Quality Debt-Securities Risk of the section entitled Principal Investment Risks, please specify that the Fund uses a fund-of-funds approach to investing in lower quality debt securities.

Response.

The Registrant has amended disclosures to specify that the Fund uses a fund-of-funds approach to investing in lower quality debt securities.

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Comment 13.

Under the section entitled Principal Investment Risks, please review to assure risks related to (i) leveraged and inverse ETFs, (ii) contingent convertible bonds (iii) emerging markets including a definition of emerging markets, are adequately disclosed.

Response.

The Registrant has revised disclosures related to leveraged ETFs, but not to contingent convertible bonds as they are not part of the Fund's strategy, and amended emerging markets disclosures by providing a definition of emerging markets. The Registrant believes that emerging market risks and inverse risks are adequately disclosed and should remain as is.

Comment 14.

Under the subsection entitled Small- and Mid-Capitalization Companies Risk of the section entitled Principal Investment Risks, please confirm these are principal risks, and if so, include a definition of small- and mid-cap.

Response.

The Registrant so confirms and has include a definition of small- and mid-cap.

Comment 15.

Under the subsection entitled Subadviser's Investment Strategy Risk of the section entitled Principal Investment Risks, please restate NASDAQ 100-related disclosures to incorporate the principles of plain English.

Response.

The Registrant has revised NASDAQ 100-related disclosures to incorporate the principles of plain English.

Comment 16.

Under the subsection entitled Tracking Risk of the section entitled Principal Investment Risks, please consider renaming this risk to avoid confusion with index funds and revise the second sentence's expense related disclosures to incorporate the principles of plain English.

Response.

The Registrant has revised the disclosure to specify the tracking risk is in relation to the NASDAQ 100 Index, which the Registrant believes clarifies that this risk applies to only the portion of the Fund's portfolio invested in a manner intended to track the NASDAQ 100 Index.

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Comment 17.

Please describe supplementally, what broad-based securities market index the Fund intends to use in future return related disclosures. If the Fund intends to use the NYSE calculated Self-adjusting Trend Following Strategy Index, please describe its qualification as a broad-based securities market index.

Response.

The Registrant anticipates using the NASDAQ 100 Index.

PROSPECTUS- Statutory Portion

Comment 18.

Under the section entitled Principal Investment Strategies, please move the sentence "The STF Strategy has been implemented as a separately managed account strategy with no-load, no transaction fee index mutual funds since July 2009 by the Subadviser." to a more appropriate section such as that describing the Subadviser.

Response.

The Registrant has moved the disclosure as requested.

Comment 19.

Under the section entitled Principal Investment Strategies, please confirm that the seven position change scenarios presented are the only seven that will be used by the Subadviser.

Response.

The Registrant so confirms.

Comment 20.

Under the section entitled Principal Investment Strategies, please consider using the detailed description of derivative use under four discrete risk levels in the summary portion of the prospectus.

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Response.

The Registrant has amended disclosures to incorporate the detailed description of derivative use under four discrete risk levels in the summary portion of the prospectus.

Comment 21.

Under the subsection entitled Counterparty Risk of section entitled Principal Investment Risks, please further define or clarify "short-term counterparty agreements" and describe how the Adviser determines if a counterparty is creditworthy.

Response.

The Registrant has revised disclosures to clarify that short-term counterparty agreements are swaps and to describe how the Adviser determines if a counterparty is creditworthy by reference to financial strength and credit rating.

Comment 22.

Under the subsection entitled Derivatives Risk of section entitled Principal Investment Risks, please consider using the detailed description of risks in the summary portion of the prospectus.

Response.

The Registrant has reviewed the specificity of the summary disclosure and does not believe it can further expand the disclosures and maintain their summary nature and, therefore, believes related disclosures should remain as is.

Comment 23.

Please confirm the costs of the ReFlow liquidity program are included in the fee table.

Response.

The Registrant confirms that the estimated costs of the ReFlow liquidity program are included in the fee table.

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
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•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Parker Bridgeport

Attachment

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